SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300

+1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

VIA EDGAR

March 5, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Victory Portfolios – Proxy Materials – Victory Global Natural Resources Fund

Ladies and Gentlemen:

On behalf of the Victory Global Natural Resources Fund (the "Fund"), we are transmitting herewith for filing preliminary copies of the Notice of Special Meeting of Shareholders, Proxy Statement and form of Proxy Card (collectively, the "Proxy Materials"), to be furnished to shareholders of the Fund in connection with the solicitation of proxies for a meeting of the Fund's shareholders currently scheduled for April 29, 2021.

The meeting is being held for the purpose of approving of a new sub-advisory agreement pursuant to which the Fund's current investment sub-adviser, SailingStone Capital Partners LLC ("SailingStone"), will continue providing investment management services to the Fund following the change of control of SailingStone.

The Fund currently intends to file definitive copies of the proxy material with the Commission and to commence the mailing to shareholders on or about March 17, 2021. We would appreciate receiving any comments you may have on the materials as soon as practical in keeping with this schedule.

If you have any questions concerning the filing, please call me at 212-839-8600.

Very truly yours,

/s/ Jay G. Baris

cc:

Leigh A. Wilson, Chair of the Board

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Michael D. Policarpo, II, Victory Capital Management Inc.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Scott A. Stahorsky, Victory Capital Management Inc. Colin Kinney, Victory Capital Management Inc. Allan Shaer, Citi Fund Services Ohio, Inc.

Nathan J. Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP

Mackenzie Davis, SailingStone Capital Partners LLC
Jim Klescewski, SailingStone Capital Partners LLC Pravin Kanneganti, Pickering Energy Partners LP